EXHIBIT 99.1

O2Micro Reports Fourth Quarter and Fiscal 2015 Financial Results

GEORGE TOWN, Grand Cayman, Jan. 27, 2016 (GLOBE NEWSWIRE) --

Operational and Strategic Highlights:

  O2Micro continues to lower operating expenses. Company lowers fiscal year 2015 operating expenses by $7.4 million on a year-over-year basis
  Lower operating expense levels reflect new cash breakeven level estimate of $16.5-$17.5 million and new profitability breakeven level estimate of $18.5-$19.5 million on a quarterly basis
  Expects revenue to be down 5 percent to up two percent sequentially in the first quarter of fiscal year 2016

O2Micro® International Limited (NASDAQ:OIIM), a global leader in the design, development and marketing of high-performance integrated circuits and solutions, reported its financial results today for the fourth quarter and fiscal year 2015, ending December 31, 2015.

Financial Highlights for the Fourth Quarter ending December 31, 2015:

O2Micro International Limited reported Q4 2015 revenue of $13.4 million. Revenue was down 2% sequentially and down 7% from the comparable year-ago quarter. The gross margin in the fourth quarter of 2015 was 50.4%. The gross margin was down from 52.0% in the prior quarter and down from 51.0% in the fourth quarter of 2014. The gross margin remains in our target range and varies primarily with revenue level and product mix. During the fourth quarter of 2015, the company recorded total GAAP operating expenses of $11.3 million, compared to $10.5 million in the third quarter of 2015 and $14.4 million in the year-ago Q4 period. The respective GAAP operating margins for the fourth quarter of 2015, the third quarter of 2015, and fourth quarter of 2014 were (34.1%), (25.0%), and (49.2%).

GAAP net loss was $12.8 million in Q4 2015. This compares to a GAAP net loss of $2.4 million in the third quarter of 2015 and a GAAP net loss of $6.0 million in Q4 2014. GAAP net loss per fully diluted ADS was $0.50 in Q4 2015. This compares to a GAAP net loss per fully diluted ADS of $0.09 in Q3 2015 and a GAAP net loss per fully diluted ADS of $0.23 in Q4 2014.

Financial Highlights for the Twelve Months ending December 31, 2015:

O2Micro International Limited produced revenue of $54.8 million in 2015. Revenue was down by 13.8% from 2014 when the company reported revenue of $63.6 million. The gross margin in 2015 was 50.5%, compared to 51.5% in 2014. GAAP operating expenses totaled $42.1 million and $49.6 million in 2015 and 2014, respectively. The GAAP operating loss was $14.4 million in 2015 compared to a GAAP operating loss of $16.8 million in 2014. The corresponding GAAP operating margins were (26.3%) and (26.5%) in 2015 and 2014, respectively. Pretax loss from continuing operations was $16.5 million in 2015, compared to a pretax loss from continuing operations of $13.9 million in 2014. GAAP net loss in 2015 was $21.1 million, compared to a GAAP net loss of $15.1 million in 2014. The corresponding GAAP net loss per fully diluted ADS was $0.81 in 2015, compared to a GAAP net loss per fully diluted ADS of $0.55 in 2014.

Supplementary Data:

The company ended the fourth quarter of 2015 with $52.4 million in unrestricted cash and short-term investments or $2.05 per outstanding ADS. The accounts receivable balance was $5.2 million and represented 41 days sales outstanding at the end of Q4 2015. Inventory was $9.7 million or 128 days and turned over 2.8 times during Q4 2015. As of December 31, 2015, the company had $57.7 million in working capital and the book value was $83.1 million, or $3.25 per outstanding ADS.

As of December 31, 2015, O2Micro International Limited counted 357 employees, including 194 engineers.

Management Commentary:

“We are very confident that our targets of penetrating the high end 4K TV market and the white-box smartphone and tablet markets, coupled with ongoing growth in our carefully chosen growth drivers including LED general lighting products and battery management products for the power tool market, will contribute to top-line growth in upcoming quarters and lead O2Micro back to profitability in the near future,” said Sterling Du, O2Micro’s Chairman and CEO. “Meanwhile, we are taking the necessary steps to focus our resources on our key customer accounts and key markets, as well as being financially focused on expense reduction management. “

Conference Call:  O2Micro will hold its fourth quarter conference call today, January 27, 2016, at 6:00 a.m. PST, 9:00 a.m. EST. You may participate using the following dial-in information.

In the US and CANADA:                     800-499-4035, pass code #4400544
INTERNATIONAL participants:             416-204-9269, pass code #4400544

A replay of the call will be available by phone for one week following the live call. The replay can be accessed using the following dial-in information.

In the US and CANADA:                    888-203-1112, pass code #4400544
INTERNATIONAL participants:            719-457-0820, pass code #4400544

A live webcast will also be available on the company website at www.o2micro.com, and an online replay will be available for one week.

About O2Micro

Founded in April 1995, O2Micro develops and markets innovative power management components for the Computer, Consumer, Industrial, Automotive and Communications markets. Products include LED General Lighting, Backlighting, Battery Management and Power Management.

O2Micro International maintains an extensive portfolio of intellectual property with over 1,600 patents issued Worldwide, and over 33,000 patent claims granted. The company maintains offices worldwide. Additional company and product information can be found on the company website at www.o2micro.com.

O2Micro, the O2Micro logo, and combinations thereof are registered trademarks of O2Micro. All other trademarks or registered trademarks are the property of their respective owners.

Statements made in this release that are not historical, including statements regarding O2Micro or its management's intentions, hopes, beliefs, expectations, representations, projections, plans or predictions of the future, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other Federal Securities Laws. Such statements involve risks, speculation and uncertainties that may cause actual results to differ materially from those set forth in these statements or from management’s current views and expectations. Risks and uncertainties in this release may include, without limitation, any one or combination of the following:  the effect of competitive and economic factors; real property value fluctuations and market demand; legal changes in any relevant rules and regulations pertaining to O2Micro’s business; changes in technology and industry standards, and O2Micro’s reaction to those factors; consumer and business buying decisions with respect to our customers’ products incorporating O2Micro’s products; continued competitive pressures in the marketplace; the ability of O2Micro to deliver to the marketplace, and stimulate customer demand therein, for new products and technological innovations on a timely basis; the effect that product introductions and transitions, changes in product pricing or mix, and/or increases in component costs could have on O2Micro’s gross margins; the inventory risk associated with O2Micro’s need to order, or commit to order, product components and product capacity in advance of forecast customer orders; the continued availability of acceptable terms of certain components and services essential to O2Micro’s business which are currently obtained by the company from sole or limited sources; the effect that O2Micro’s dependency on manufacturing and logistics services provided by third parties may have on the quality, quantity, availability or cost of products manufactured or services rendered; risks associated with O2Mcro’s international operations; the potential impact of a finding that O2Micro has infringed on the intellectual property rights of others, or that any third party may have infringed on O2Micro’s intellectual property that may negatively affect O2Micro’s business; O2Micro’s legal classifications with governmental and regulatory agencies; O2Micro’s dependency on the performance of distributors, carriers, independent sales representatives, and other resellers of O2Micro’s products; the effect that product and service quality problems could have on O2Micro’s sales ability and operating profits; the ability of O2Micro to deliver its products in a timely fashion to its customers, and the possible negative ramifications if such is not possible; the continued service and availability of key executives and employees; war, terrorism, public health issues, natural disasters, and other circumstances that could disrupt supply, delivery, or demand of products; and unfavorable results of other legal proceedings.

Actual results may differ materially due to numerous risk factors. Such risk factors are more fully enumerated in O2Micro’s 20-F Annual Filings, Annual Report(s), 6-K’s, the Form F-1 filed in connection with the company’s initial public offering in August 2000, information posted on our website at www.o2micro.com, and other documents filed with the SEC, NASDAQ or any other public agency from time to time. The statements herein are based on dated information on the dates mentioned herein, which is subject to change. O2Micro assumes no obligation to update or revise the information provided on today, or any other forward-looking information, whether as a result of new information, future events or any other information that may arise. This information only speaks to the respective dates mentioned in said information.

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(In Thousand U.S. Dollars, Except Per Share Amounts)

	Three Months Ended		Years Ended
	December 31,		December 31,
	2015	2014	2015	2014
	(Unaudited)		(Unaudited)	(audited)

NET SALES	$13,379	$14,330	$54,841	$63,591

COST OF SALES	6,636	7,028	27,145	30,856

GROSS PROFIT	6,743	7,302	27,696	32,735

OPERATING EXPENSES
Research and development (1)	5,487	8,296	18,493	24,625
Selling, general and administrative (1)	5,814	6,057	23,632	24,933
Total Operating Expenses	11,301	14,353	42,125	49,558

LOSS FROM OPERATIONS	(4,558)	(7,051)	(14,429)	(16,823)

NON-OPERATING INCOME
Interest income	106	244	681	1,035
Foreign exchange gain – net	39	415	730	589
Impairment loss on long-term investments	(4,953)	-	(4,953)	-
Gain on sale of real estate	-	458	767	458
Other – net	394	375	749	868
Total Non-operating Income (Loss)	(4,414)	1,492	(2,026)	2,950

LOSS BEFORE INCOME TAX	(8,972)	(5,559)	(16,455)	(13,873)

INCOME TAX EXPENSE	3,825	450	4,640	1,184

NET LOSS	(12,797)	(6,009)	(21,095)	(15,057)

OTHER COMPREHENSIVE INCOME
Foreign currency translation adjustments	(192)	(696)	(1,945)	(1,416)
Unrealized loss on available-for-sale securities	-	(166)	-	(398)
Unrealized pension (loss) gain	(4)	65	1	70
Total Other Comprehensive Loss	(196)	(797)	(1,944)	(1,744)

COMPREHENSIVE LOSS	$(12,993)	$(6,806)	$(23,039)	$(16,801)

BASIC AND DILUTED LOSS PER ADS	$(0.50)	$(0.23)	$(0.81)	$(0.55)

ADS UNITS USED IN LOSS PER ADS CALCULATION:
Basic (in thousands)	25,627	26,690	26,029	27,249
Diluted (in thousands)	25,627	26,690	26,029	27,249

(1) INCLUDES STOCK-BASED COMPENSATION CHARGE AS FOLLOWS:
Research and development	$76	$99	$322	$489
Selling, general and administrative	$388	$399	$1,590	$1,631

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(In Thousand U.S. Dollars, Except Share Amounts)
	December 31,	December 31,
	2015	2014
ASSETS	(Unaudited)	(Audited)

CURRENT ASSETS
Cash and cash equivalents	$41,199	$41,069
Restricted cash	31	164
Short-term investments	11,233	21,481
Accounts receivable – net	5,197	6,789
Inventories	9,662	8,642
Prepaid expenses and other current assets	1,126	1,308
Assets held for sale	1,956	-
Total Current Assets	70,404	79,453

LONG-TERM INVESTMENTS	9,304	14,754

PROPERTY AND EQUIPMENT – NET	14,011	19,363

OTHER ASSETS	2,489	3,168

TOTAL ASSETS	$96,208	$116,738

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Notes and accounts payable	$3,333	$2,131
Income tax payable	2,245	650
Accrued expenses and other current liabilities	7,102	6,049
Total Current Liabilities	12,680	8,830

OTHER LONG-TERM LIABILITIES
Accrued pension liabilities	272	293
Other liabilities	139	349
Total Other Long-Term Liabilities	411	642

Total Liabilities	13,091	9,472

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Preference shares at $0.00002 par value per share
Authorized – 250,000,000 shares	-	-
Ordinary shares at $0.00002 par value per share
Authorized – 4,750,000,000 shares
Issued – 1,660,786,600 shares Outstanding –1,278,661,400 and 1,327,260,450 shares as of December 31, 2015 and 2014, respectively	33	33
Additional paid-in capital	141,886	141,229
Accumulated deficits	(38,386)	(17,291)
Accumulated other comprehensive income	4,824	6,768
Treasury stock – 382,125,200 and 333,526,150 shares as of December 31, 2015 and 2014, respectively	(25,240)	(23,473)
Total Shareholders’ Equity	83,117	107,266

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$96,208	$116,738

Contact Information:
Scott L. Anderson
Director of Investor Relations, O2Micro
Phone: 408.987.5920, x8888
Email:  scott.anderson@o2micro.com